UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Hanger Orthopedic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

41043F208

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,639,930 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,639,930 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,930 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9% (See Item 5) (1)

14.	Type of Reporting Person (See Instructions) PN

(1) The calculation of the foregoing percentage is based on 33,657,707 shares of common stock reported to be issued and outstanding as of October 28, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,639,930 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,639,930 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,930 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9% (See Item 5) (1)

14.	Type of Reporting Person (See Instructions) PN

(1) The calculation of the foregoing percentage is based on 33,657,707 shares of common stock reported to be issued and outstanding as of October 28, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,639,930 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,639,930 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,930 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9% (See Item 5) (1)

14.	Type of Reporting Person (See Instructions) PN

(1) The calculation of the foregoing percentage is based on 33,657,707 shares of common stock reported to be issued and outstanding as of October 28, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,669,679 (See Item 5(c)) *

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,669,679 (See Item 5(c)) *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,679 (See Item 5) *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9% (See Item 5) (1)

14.	Type of Reporting Person (See Instructions) OO

(1) The calculation of the foregoing percentage is based on 33,657,707 shares of common stock reported to be issued and outstanding as of October 28, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

* Includes 29,749 shares of restricted stock of the Issuer granted to Bennett Rosenthal when he was a member of the board of directors of the Issuer.  These shares are held by Mr. Rosenthal for the benefit of Ares Management LLC (“Ares”) and certain funds managed by or affiliated with Ares (together with Ares, the “Ares Entities”). Mr. Rosenthal is associated with Ares and certain of the other Ares Entities. Pursuant to the policies of the Ares Entities, Mr. Rosenthal holds these securities as a nominee for the sole benefit of the Ares Entities and has assigned to Ares all economic, pecuniary and voting rights in respect of these securities.

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,669,679 (See Item 5(c)) *

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,669,679 (See Item 5(c)) *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,669,679 (See Item 5) *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9% (See Item 5) (1)

14.	Type of Reporting Person (See Instructions) OO

(1) The calculation of the foregoing percentage is based on 33,657,707 shares of common stock reported to be issued and outstanding as of October 28, 2011 on the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2011.

* Includes 29,749 shares of restricted stock of the Issuer granted to Bennett Rosenthal when he was a member of the board of directors of the Issuer.  These shares are held by Mr. Rosenthal for the benefit of Ares Management LLC (“Ares”) and certain funds managed by or affiliated with Ares (together with Ares, the “Ares Entities”). Mr. Rosenthal is associated with Ares and certain of the other Ares Entities. Pursuant to the policies of the Ares Entities, Mr. Rosenthal holds these securities as a nominee for the sole benefit of the Ares Entities and has assigned to Ares all economic, pecuniary and voting rights in respect of these securities.

CUSIP No. 41043F208

Item 1.	Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and supplements the Schedule 13D originally filed on June 6, 2006 (as amended on September 24, 2008, September 26, 2008, December 13, 2010, December 16, 2010 and February 17, 2011, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Hanger Orthopedic Group, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 10910 Domain Drive, Suite 300, Austin, TX 78758.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned to them in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as follows:

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)   See Items 11 and 13 of the cover pages to this Amendment No. 6 and Item 2 of the Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)   See Items 7 through 10 of the cover pages to this Amendment No. 6 and Item 2 of the Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   On February 15, 2012, Ares Corporate Opportunities Fund, L.P. (“ACOF”) sold 50,000 shares of Common Stock at a per share price of $21.05 pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

On February 16, 2012, ACOF sold 67,400 shares of Common Stock at a per share price of $21.08 pursuant to Rule 144 under the Securities Act.

On February 17, 2012, ACOF sold 1,400 shares of Common Stock at a per share price of $21.02 pursuant to Rule 144 under the Securities Act.

(d)   Not applicable.

(e)   The Ares Entities ceased to be owners of more than five percent of the Common Stock of the Issuer on February 16, 2012.

CUSIP No. 41043F208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 27, 2012

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:		ACOF OPERATING MANAGER, L.P.,
Its Manager

	By:	/s/ Michael Weiner
Authorized Signatory

ACOF MANAGEMENT, L.P.

By:		ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	/s/ Michael Weiner
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:		/s/ Michael Weiner
Authorized Signatory

ARES MANAGEMENT LLC

By:		/s/ Michael Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:		/s/ Michael Weiner
Authorized Signatory